Mail Stop 4561

March 29, 2007

Gary L. Crittenden
Executive Vice President and Chief Financial Officer
American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

> **RE:** **American Express Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 1-07657**

Dear Mr. Crittenden,

We have reviewed your response letters dated March 5, 2007 and March 23, 2007 and have the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Portions of the Company's 2005 Annual Report to Shareholders

Financial Statements

1.   We note your responses to comment 2 in your March 5, 2007 and March 23, 2007 letters and have the following comments.

   a.   Based on your particular facts and circumstances as described in your letters, and consideration of the judgment management applied in this area, we do not object to your conclusion to aggregate the International Payments Services and Global Commercial Services segments pursuant to the guidance in paragraph 17 of SFAS 131 in your financial statements for periods prior to and including December 31, 2006.

b. We do not believe that the Travelers Checks and Prepaid Card Services, Global Network Services and International Banking Services meet all the aggregation criteria in paragraph 17 of SFAS 131 to be aggregated with other operating segments. As a result, we believe these segments should be combined and disclosed in an "all other" category in accordance with paragraph 21 of SFAS 131. Based on your particular facts and circumstances as described in your letters and the consideration of the financial information and trend analysis provided, we will not object to you revising your presentation in future filings.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Branch Chief